Filed by: FFLC Bancorp, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Commission File No. 000-22608 Subject Company: FFLC Bancorp, Inc. Commission File No. 000-22608 Contact: Stephen T. Kurtz President and CEO (352) 787-3311

PRESS RELEASE

For more information contact: Flake Oakley (334) 240-5061	January 18, 2005

COLONIAL BANCGROUP TO ACQUIRE
FIRST FEDERAL SAVINGS BANK OF LAKE COUNTY

MONTGOMERY, AL --- Colonial BancGroup Chairman and CEO Robert E. Lowder and FFLC Bancorp, Inc. CEO Stephen T. Kurtz jointly announced today that the companies have entered into a definitive agreement for Colonial BancGroup to acquire FFLC Bancorp, Inc. and its subsidiary First Federal Savings Bank of Lake County. The transaction represents an aggregate consideration totaling approximately $232 million. Under the terms of the agreement, FFLC shareholders will elect either 2.0 shares of Colonial stock or $42.00 in cash for each FFLC share they own. The cash consideration will be capped at 35% of the transaction. An over-election of cash will result in a pro rata distribution of stock. More details of the transaction will be provided in a subsequent 8K filing.

        First Federal Savings Bank of Lake County, headquartered in Leesburg, Florida (Lake County), had total assets of $1 billion, total deposits of $795 million and total loans of $884 million at December 31, 2004. First Federal currently operates 16 full-service offices in Lake, Sumter, Citrus and Marion counties in Central Florida. Once completed, this transaction, coupled with Colonial’s pending acquisition of Union Bank of Florida (Broward County) will make Colonial the fifth largest commercial bank in Florida with approximately $7.4 billion in deposits in Florida.

        Lake County, part of the Orlando MSA, is projected to be the second fastest growing large county (population over 200,000) in Florida over the next five years. This transaction should solidify Colonial’s position as the fourth largest bank in the Orlando MSA with approximately 7.5% deposit market share. The transaction is expected to be accretive to earnings per share within one year of closing. Colonial anticipates it will realize approximately $3.8 million in pre-tax cost savings, exclusive of any potential branch closures.

        “Since 1996, we have deliberately increased our presence in states whose growth patterns are more robust than our home state of Alabama. We have executed this strategy with considerable success in Nevada, Texas and Georgia, but our primary focus has remained on Florida. Starting in Orlando, we have built a major franchise in Florida in markets characterized by inherent and sustained growth. The addition of First Federal, which follows our previously announced acquisition of Union Bank of Florida, represents a good fit with this strategy. To date, we have acquired 19 financial institutions in Florida and are very confident in our ability to efficiently integrate First Federal and take full advantage of cost savings,” said Mr. Lowder. Commenting on First Federal, Mr. Lowder said, “First Federal is a well managed institution that has been very successful in its Central Florida markets since it began 70 years ago. We look forward to Steve Kurtz joining Colonial’s executive management team for our Central Florida Region.”

        The 16 locations gained through this acquisition are expected to fold well into Colonial’s existing Central Florida Region, which is headquartered in Orlando and has 46 locations from St. Augustine down to Melbourne and across the Orlando area. The merger will enhance Colonial’s presence in Lake County where it currently has five locations and will expand Colonial’s Central Florida Region to the west coast of Florida with its first locations in Sumter and Citrus counties.

        “This merger presents a great opportunity for First Federal’s employees, customers and shareholders to align ourselves with a bank that believes in the same service principles that we have had since our inception in 1934. By joining the Colonial Bank team, we will be able to offer our customers a broader array of services and an expanded network of banking facilities throughout Central Florida and the state,” said Mr. Kurtz.

        Completion of the transaction with First Federal is subject to approval by various regulatory agencies and FFLC Bancorp’s shareholders.

        Upon the completion of the acquisition of FFLC and the previously announced acquisition of Union Bank of Florida, Colonial BancGroup will have over $20 billion in assets and 326 full service branches in Florida (161), Alabama (118), Georgia (22), Nevada (13) and Texas (12). Colonial is traded on the New York Stock Exchange under the symbol CNB. In most newspapers the stock is listed as ColBgp. A supplemental Current Report on Form 8-K concerning this transaction was also filed today which includes a map showing current Colonial Bank locations along with First Federal Savings Bank of Lake County locations and may be viewed at Colonial’s website at www.colonialbank.com.

Pursuant to the Safe Harbor provisions of Private Securities Litigation Reform Act of 1995, the reader is also cautioned that this announcement contains “forward looking statements” regarding Colonial BancGroup’s and FFLC Bancorp’s future performance which are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements.

The information contained herein does not constitute an offer to sell any securities. The shareholders of FFLC Bancorp, Inc. will receive and are urged to read the Prospectus-Proxy Statement that will be filed with the Securities and Exchange Commission as it will contain information that will be important to their investment decision. When the Prospectus-Proxy Statement is finalized, copies may be obtained, without charge, from the Secretary FFLC Bancorp, Inc., Post Office Box 490420, Leesburg, Florida 34749-0420. After it is filed with the SEC, that document will also be available on the SEC’s website at www.sec.gov.

The directors, executive officers, and certain other members of management of FFLC Bancorp, Inc. may be soliciting proxies in favor of the merger from the FFLC Bancorp, Inc. stockholders. For information about those directors, executive officers, and members of management, stockholders should refer to the most recent proxy statement filed by FFLC Bancorp, Inc. with the SEC on Schedule 14A. Additional information about the interest of those participants may be obtained from reading the definitive Prospectus-Proxy Statement regarding the proposed merger when it becomes available.